Exhibit 99.1

PRESS RELEASE

CZN-TSX	FOR IMMEDIATE RELEASE
CZICF-OTCQB	June 19, 2014

CANADIAN ZINC ANNOUNCES RESULTS OF THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, June 19, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to announce the results of its 2014 annual general meeting of shareholders (the "Meeting") held in Vancouver, British Columbia on June 19, 2014.

All of the director nominees set out in the management information circular dated May 15, 2014 were unanimously re-elected as directors by a show of hands, to serve until the next annual general meeting of shareholders or until their successors are elected or appointed. The detailed results of the proxies submitted for the vote on the election of directors are as follows:

	Votes For	Percentage of Votes For	Votes Withheld	Percentage of Votes Withheld
Brian A. Atkins	20,287,305	98.95	215,752	1.05
John F. Kearney	18,528,115	90.37	1,974,941	9.63
John A. MacPherson	19,073,291	93.03	1,429,766	6.97
Dave Nickerson	20,275,382	98.89	227,675	1.11
Alan B. Taylor	18,567,832	90.56	1,935,225	9.44

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors and approval of the Restricted and Deferred Share Unit Plans are reported in the Report of Voting Results as filed on SEDAR on June 19, 2014.

About Canadian Zinc
Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Preliminary Feasibility Study was completed by SNC-Lavalin in July 2012. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for Cu-Pb-Zn-Ag-Au deposits. Key projects include the South Tally Pond project (Lemarchant deposit), the Tulks South project (Boomerang-Domino deposit) and Long Lake project (Long Lake deposit). The Company's strategy is to continue build the zinc-copper-lead-silver-gold resources base with the aim of developing the deposits capable of processing through a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration	Vice President
	& Chief Operating Officer	Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street,	Suite 1710 - 650 West Georgia Street,	220 Bay Street,
Suite 700	Vancouver, BC V6B 4N9	Suite 700
Toronto, ON M5J 2W4	Fax: (604) 688-2043	Toronto, ON M5J 2W4
Fax: (416) 368-5344	Tollfree:1-866-688-2001	Fax: (416) 368-5344

E-mail: invest@canadianzinc.com	Website: www.canadianzinc.com